TITAN MEDICAL INC.
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

(IN UNITED STATES DOLLARS)

Tel: 416 865 0200 Fax: 416 865 0887 www.bdo.ca	BDO Canada LLP TD Bank Tower 66 Wellington Street West Suite 3600, PO Box 131 Toronto ON M5K 1H1 Canada

Independent Auditor’s Report

To the Shareholders of
Titan Medical Inc.

We have audited the accompanying financial statements of Titan Medical Inc., which comprise the balance sheets as at December 31, 2017 and December 31, 2016 and the statements of shareholders’ equity and deficit, net and comprehensive loss and cash flows for the years ended December 31, 2017 and December 31, 2016 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Titan Medical Inc. as at December 31, 2017 and December 31, 2016 and its financial performance and its cash flows for the years ended December 31, 2017 and December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario
February 13, 2018

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

TITAN MEDICAL INC.
Balance Sheets
As at December 31, 2017 and December 31, 2016
(In U.S Dollars)

	December 31, 2017	December 31, 2016

ASSETS

CURRENT

Cash and cash equivalents	26,130,493	4,339,911
Amounts receivable	75,151	176,009
Deposits(Note 8)	2,538,434	2,016,648
Prepaid expense	149,593	66,465

Total Current Assets	28,893,671	6,599,033

Furniture and Equipment (Note 3)	6,714	9,350
Patent Rights (Note 4)	774,225	584,113

TOTAL ASSETS	29,674,610	7,192,496

LIABILITIES

CURRENT

Accounts payable and accrued liabilities	2,218,352	2,232,201
Warrant liability (Note 2(h) and 6)	17,849,460	2,365,691
Other Liabilities and charges (Note 5(a))	-	2,000,000

TOTAL LIABILITIES	20,067,812	6,597,892

SHAREHOLDERS' EQUITY

Share Capital (Note 5(a))	154,016,519	112,742,810
Contributed Surplus	5,146,784	3,707,432
Warrants (Note 5(b))	741,917	855,800
Deficit	(150,298,422)	(116,711,438)

TOTAL EQUITY	9,606,798	594,604

TOTAL LIABILITIES & EQUITY	29,674,610	7,192,496

Commitments (Note 8)
See notes to financial statements

Approved on behalf of the Board:

Martin Bernholtz	David McNally
Chairman	President and CEO

Statements of Shareholders’ Equity and Deficit
For the Years Ended December 31, 2017 and 2016
(In U.S. Dollars)

	Share Capital	Share Capital	Contributed	Warrants	Deficit	Total
	Number	Amount	Surplus			Equity

Balance - December 31, 2015	116,457,486	$86,083,419	$2,849,061	$4044,192	$(93,387,942)	$(411,270)

Issued pursuant to agency agreement	49,844,121	25,798,829				25,708,829
Issued Private Placement	130,839	100,000				100,000
Share issue expense		(2,408,550)				(2,408,550)
Warrants exercised during the year	70,000	63,288				63,288
Warrants expired during the year		3,188,392		(3,188,392)		-
Options exercised during the year	9,000	7,432	(3,825)			3,607
Stock based compensation			862,196			862,196
Net and Comprehensive loss for the year					(23,323,496)	(23,323,496)

Balance - December 31, 2016	166,511,446	$112,742,810	$3,707,432	$855,800	$(116,711,438)	$594,606

Issued pursuant to agency agreement	126,972,837	20,799,951				20,799,951
Issued Private Placement	30,277,900	4,564,737				4,564,737
Issued Other	225,000	67,954				67, 954
Share issue expense		(2,132,238)				(2,132,238)
Warrants exercised during the year	52,654,224	17,392,158				17,392,158
Warrants expired during the year		113,883		(113,883)		-
Broker warrants exercised during the year	3,960,277	467,264				467,264
Stock based compensation			1,439,352			1,439,352
Net and Comprehensive loss for the year					(33,586,984)	(33,586,984)

Balance - December 31, 2017	380,601,684	$154,016,519	$5,146,784	$7,41,917	$(150,298,422)	$9,606,798
See notes to financial statements

TITAN MEDICAL INC.
Statements of Net and Comprehensive Loss
For the Years Ended December 31, 2017 and 2016
(In U.S Dollars)
	Year Ended	Year Ended
	December 31, 2017	December 31, 2016

REVENUE	$-	$-

EXPENSES

Amortization	17,360	24,640
Consulting fees	598,804	607,032
Stock based compensation (Note 5(b))	1,439,352	862,196
Insurance	25,897	21,858
Management salaries and fees	2,449,323	1,625,110
Marketing and investor relations	277,737	396,307
Office and general	284,532	297,137
Professional fees	452,751	550,615
Rent	97,817	96,578
Research and Development	12,900,855	22,577,885
Travel	339,628	468,432
Foreign exchange loss	542,664	277,303
	19,426,720	27,805,093
FINANCE INCOME (COST)
Interest	17,442	7,540
Gain(Loss) on change in fair value of warrants (Note 2(h), 5(a), and 6)	(13,133,671)	4,950,013
Warrant liability issue cost	(1,044,035)	(475,956)
	(14,160,264)	4,481,597

NET AND COMPREHNESIVE LOSS FOR THE YEAR	$33,586,984	$23,323,496

BASIC AND DILUTED LOSS PER SHARE	$(0.14)	$(0.16)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES, Basic and Diluted	236,983,289	146,558,122

See notes to financial statements

TITAN MEDICAL INC.
Statement of Cash Flows
For the Years Ended December 31, 2017 and 2016
(In U.S Dollars)
	Year Ended	Year Ended
	December 31, 2017	December 31, 2016
OPERATING ACTIVITIES

Net loss for the year	$(33,586,984)	$(23,323,496)

Items not involving cash:
Amortization	17,360	24,640
Stock based compensation	1,439,352	862,196
Other share compensation	120,171	-
Warrant liability-fair value adjustment	12,423,889	(4,950,013)
Warrant liability-foreign exchange adjustment	305,475	(03,465)
Loss on extinguishment of other liabilities	709,782	-
Changes in non-cash working capital items:

Amounts receivable, prepaid expenses and deposits	(504,056)	(1,023,465)
Accounts payable and accrued liabilities	(13,849)	(6,927,628)
Cash used in operating activities	(19,088,860)	(35,198,967)

FINANCING ACTIVITIES

Net proceeds from issuance of common shares and warrants	41,084,278	28,506,328
Cash provided by financing activities	41,084,278	28,506,328

INVESTING ACTIVITIES

Increase in furniture and equipment	(3,427)	(10,088)
Cost of Patents	(201,409)	(154,935)
Cash used in investing activities	(204,836)	(165,023)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	21,790,582	(6,857,662)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,339,911	11,197,573

CASH AND CASH EQUIVALENTS, END OF YEAR	$26,130,493	$4,339,911

CASH AND CASH EQUIVALENTS COMPRISE:

Cash	$354,295	$128,409
Cash Equivalents (Note 2 (b))	25,776,198	4,211,502
	$26,130,493	$4,339,911

See notes to financial statements

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2017 and 2016
(In U.S. Dollars)

1.	DESCRIPTION OF BUSINESS

Nature of Operations:

The Company’s business continues to be in the research and development stage and is focused on the continued research and development of the next generation surgical robotic platform. In the near term, the Company will continue efforts toward a pre-clinical grade platform to be used for pre-clinical trials and satisfaction of appropriate regulatory requirements. Upon receipt of regulatory approvals, the Company will transition from the research and development stage to the commercialization stage. The completion of these latter stages will be subject to the Company receiving additional funding in the future.

The Company is incorporated in Ontario, Canada in accordance with the Business Corporations Act.

The address of the Company’s corporate office and its principal place of business is Toronto, Canada.

Basis of Preparation:

(a)	Statement of Compliance

These financial statements for the year ended December 31, 2017 and December 31, 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were authorized for issue by the Board of Directors on February 13, 2018.

(b)	Basis of Measurement

These financial statements have been prepared on the historical cost basis except for the revaluation of the warrant liability, which is measured at fair value.

(c)	Functional and Presentation Currency

These financial statements are presented in United States dollars (“U.S.”), which is the Company’s functional and presentation currency.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Use of Estimates and Judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of provisions at the date of the financial statements and the reported amount of expenses during the year. Financial statement items subject to significant judgement include, the measurement of stock based compensation and the fair value estimate of the initial measurement of new warrant liabilities and the remeasurement of unlisted warrant liabilities. While management believes that the estimates and assumptions are reasonable, actual results may differ.

In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company expects that approximately US $16.5 million in incremental funding, will be required by the end of 2018 to maintain its currently anticipated pace of development. If additional funding is not available, the pace of the Company’s product development plan may be reduced. However, based on internal forecasts, Management believes that the Company has sufficient funds to meet its obligations under a reduced development plan, if necessary, for the ensuing twelve months.

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2017 and 2016
(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value

The Black-Scholes model used by the Company to determine fair values of stock options and warrants was developed for use in estimating the fair value of the stock options and warrants.

(b)	Cash and Cash Equivalents

Cash and cash equivalents include cash balances and amounts on deposit in high interest savings accounts.

(c)	Furniture and Equipment

Furniture and equipment are recorded at cost less accumulated amortization and accumulated impairment losses, if any. The Company records amortization using the straight-line method over the estimated useful lives of the capital assets as follows:

a)	Computer Equipment	3 years
b)	Furniture and Fixtures	3 – 5 years
c)	Leasehold Improvements	Term of the lease

(d)	Impairment of long-lived assets

The Company reviews computer equipment, furniture and equipment, leasehold improvements and patent rights for objective evidence of impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Recoverability is measured by comparison of the asset’s carrying amount to the asset’s recoverable amount, which is the greater of fair value less cost to sell and value in use. Value in use is measured as the expectedfuture discounted cash flows expected to be derived from the asset. If the carrying value exceeds the recoverable amount, the asset is written down to the recoverable amount.

(e)	Patent Rights

Patent rights are recorded at cost less accumulated amortization and accumulated impairment loss. Straight line amortization is provided over the estimated useful lives of the assets, as prescribed by the granting body, which range up to twenty years.

(f)	Deferred Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, unused tax losses and income tax reductions, and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Management has determined not to recognize its net deferred tax assets, as it is not considered probable that future tax benefits will be realized.

(g)	Foreign Currency

Transactions in currencies other than U.S. dollars are translated at exchange rates in effect at the date of the transactions. Foreign exchange differences arising on settlement are recognized separately in net and comprehensive loss. Monetary year end balances are converted to U.S. dollars at the rate in effect at that time.

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2017 and 2016
(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Non-monetary items in a currency other than U.S. dollars that are measured in terms of historical cost are translated using the exchange rate at the date of transaction or date of adoption of U.S functional currency, whichever is later. Foreign exchange gains and losses are included in net and comprehensive loss.

(h)	Warrant Liability

In accordance with IAS 32, because the exercise prices of new warrants issued, after the Company’s adoption of the U.S. dollar as its functional currency and presentation currency, as well as the warrants issued from the exercise of broker warrants, are not a fixed amount as they are denominated in a currency (Canadian dollar) other than the Company’s functional currency (U.S. dollar), the warrants are accounted for as a derivative financial liability. Each Warrant Liability is initially measured at fair value and subsequent changes in fair value are recorded through Net and Comprehensive Loss for the year. The fair value of these warrants was determined initially using a comparable warrant quoted in an active market, adjusted for differences in the terms of the warrant. At December 31, 2017, the Warrant Liability of listed warrants was adjusted to fair value measured at the market price of the listed warrants, the unlisted warrants were adjusted to fair value using the Black-Scholes formula.

(i)	Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are directly or indirectly observable:

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of the listed and unlisted Warrant liability is initially based on level 2 significant observable inputs. At December 31, 2017 and 2016 the listed warrants are based on level 1, quoted prices. At December 31, 2017 and 2016 the unlisted warrants are based on level 2, significant observable inputs.

(j)	Stock Based Compensation

IFRS 2 requires options granted to employees and others providing similar services to be measured at the fair value of goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity shall measure the value and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted, which the Company does using the Black-Scholes option- pricing model. The fair value of the options granted is determined as at the grant date.

Stock options granted to non-employees are valued at the fair value of the goods or service received, measured at the date on which the goods are received, or the services rendered. If the entity cannot estimate reliably the fair value of the goods or services received, the entity shall measure the value and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted, which the Company does using the Black-Scholes option- pricing model. The fair value of the options granted is determined as at the grant date.

(k)	Research and Development Costs

Research and development activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred. The costs of developing new products are capitalized as deferred development costs, if they meet the development capitalization criteria under IFRS. These criteria include the ability to measure development costs reliably, the product is technically, and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. To date, all the research and development costs have been expensed as the criteria for capitalization have not yet been met.

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2017 and 2016
(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Earnings (loss) per Share

Basic earnings (loss) per share are calculated using the weighted-average number of common shares outstanding during the year. Diluted earnings (loss) per share considers the dilutive impact of the exercise of 17,748,269 outstanding stock options (December 31, 2016 – 7,202,250) and 153,257,634 warrants, (December 31, 2016– 83,102,520) as if the events had occurred at the beginning of the period or at a time of issuance, if later. Diluted loss per share has not been presented in the accompanying financial statements, as the effect would be anti-dilutive.

(m)	Investment tax credits

As a result of incurring scientific research and development expenditures, management has estimated that there will be non-refundable federal and refundable and non-refundable provincial investment tax credits receivable following the completion of an audit process by tax authorities. Investment tax credits are recorded when received or when there is reasonable assurance that the credits will be realized. Upon recognition, amounts will be recorded as a reduction of research and development expenditures.

(n)	Financial Instruments

The Company has designated its cash and cash equivalents, and amounts receivable as loans and receivables, which are measured at amortized cost. Amounts receivable include HST recoverable and other receivables. Accounts payable and accrued liabilities and other liabilities and charges are classified as other financial liabilities, which are measured at amortized cost.

(o)	Short term Employee Benefits

Short-term employee benefit obligations including Company paid medical, dental and life insurance plans, are measured on an undiscounted basis and are expensed as the related service is provided.

(p)	Provisions

A provision is recognized, if as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Presently the Company is not aware of the need for any material provisions nor has it recorded any except as otherwise disclosed in the financial statements.

(q)	Lease payments

Payments made under operating leases are recognized as an expense on a straight line basis over the term of the lease. Lease incentives received, if any, are recognized as an integral part of the total lease expense over the term of the lease.

(r)	Standards, Amendments and Interpretations Not Yet Effective

Following is a listing of amendments, revisions and new IFRSs, which have been issued but are not effective until annual periods beginning after December 31, 2017.

IFRS 9 Financial Instruments, to replace IAS 39 and IFRIC 9, the effective date for which is fiscal periods beginning on or after January 1, 2018.

IFRS 15 Revenue from Contracts with Customers, to supersede the requirements in IAS 11, IAS 18, IFRIC 13, 15, 18 and SIC-31. The new standard is effective for annual periods beginning on or after January 1, 2018.

IFRS 16 Leases, to supersede the requirements in IAS 17, IFRIC 4, SIC-15 and SIC-17. The new standard is effective for annual periods beginning on or after January 1, 2019.

Management believes the new standards, effective January 1, 2018 will not have a material impact on future results and Financial Position of the Company.

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2017 and 2016
(In U.S. Dollars)

3.	FURNITURE AND EQUIPMENT

	Computer	Furniture	Leasehold
	Equipment	and Fixtures	Improvements	Total

Cost

Balance at December 31, 2016	$80,453	$261,483	$172,601	$514,537

Additions	3,427	-	-	3,427

Balance at December 31,2017	$83,880	$261,483	$172,601	$517,964

Amortization & Impairment Losses

Balance at December 31, 2016	$71,103	$261,483	$172,601	$505,187

Amortization for the year	6,063	-	-	6,063

Balance at December 31, 2017	$77,166	$261,483	$172,601	$511,250

Net Book Value

At December 31, 2016	$9,350	$-	$-	$9350

At December 31, 2017	$6,714	$-	$-	$6714

4.	PATENT RIGHTS

Cost

Balance at December 31, 2016	$776,717

Additions	201,409

Balance at December 31, 2017	$978,126

Amortization & Impairment Losses

Balance at December 31, 2016	$192,604

Amortization for the year	11,297

Balance at December 31, 2017	$203,901

Net Book Value

At December 31, 2016	$584,113

At December 31, 2017	$774,225

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2017 and 2016
(In U.S. Dollars)

5.	SHARE CAPITAL

a)	Authorized:	unlimited number of common shares, no par value

	Issued:	380,601,684 (December 31, 2016: 166,511,446)

Exercise prices of units, warrants and options are presented in Canadian currency as they are exercisable in Canadian dollars.

During the year 52,654,224 warrants had been exercised for total proceeds of $9,438,577. The fair value of the exercised warrants had a value of $7,953,581 which was reclassed from warrant liability to common stock.

On December 5, 2017 Titan completed an offering of securities made pursuant to an agency agreement dated November 30, 2017 between the Company and Bloom Burton Securities Inc. (the “Agent”). The company sold 46,000,000 Units under the Offering at a price of CDN $0.50 per Unit for gross proceeds of approximately $18,137,800 ($16,517,424 net of closing costs including cash commission of $1,246,185 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $0.60 and expiring December 5, 2022. The warrants were valued at $5,223,686 based on the value determined by the Black-Scholes model and the balance of $12,914,114 was allocated to common shares.

Pursuant to the agency agreement in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 3,160,500 Common Shares at a price of CDN $0.50 per share prior to expiry on December 5, 2019.

On October 31, 2017 Titan completed the final closing of a private placement led by a group of U.S. robotic surgeons. 13,385,900 common shares of Titan were issued at a subscription price of CDN $0.25 per Common Share for gross proceeds of $2,677,326.

On June 29, 2017 Titan completed an offering of securities made pursuant to an agency agreement dated June 26, 2017 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold 48,388,637 Units under the Offering at a price of CDN $0.15 per Unit for gross proceeds of approximately $5,576,357 ($4,838,002 net of closing costs including cash commission of $382,689 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $0.20 and expiring June 29, 2022. The warrants were valued at $2,788,274 based on the value determined by the Black-Scholes model and the balance of $2,788,083 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 3,285,986 Common Shares at a price of CDN $0.15 per share prior to expiry on June 29, 2019.

On July 21, 2017 Titan completed a second closing of an offering of securities made pursuant to an agency agreement dated June 26, 2017 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold an additional 11,117,000 Units under the Offering at a price of CDN $0.15 per Unit for gross proceeds of approximately $1,328,871 ($1,200,788 net of closing costs including cash commission of $93,021 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $0.20 and expiring June 29, 2022. The warrants were valued at $575,844 based on the value determined by the Black-Scholes model and the balance of $753,027 was allocated to common shares.

Pursuant to the agency agreement in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 778,190 Common Share at a price of CDN $0.15 per share prior to expiry on June 29, 2019.

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2017 and 2016
(In U.S. Dollars)

5.	SHARE CAPITAL (continued)

On March 16, 2017 Titan completed an offering of securities made pursuant to an agency agreement dated March 10, 2017 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold 21,467,200 Units under the Offering at a price of CDN $0.35 per Unit for gross proceeds of approximately $5,642,537 ($5,039,817 net of closing costs including cash commission of $394,316 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and (i) one-half of one Common Share purchase warrant, each whole warrant entitling the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $0.40 and expiring March 16, 2019, and (ii) one-half of one Common Share purchase warrant, each whole warrant entitling the holder thereof to acquire on Common Share of the Company at an exercise price of CDN $0.50 and expiring March 16, 2021. The warrants were valued at $1,297,810 based on the value determined by the Black-Scholes model and the balance of $4,344,727 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 1,500,155 Common Shares at a price of CDN $0.35 per share prior to expiry on March 16, 2019.

On September 20, 2016 Titan completed an offering of securities pursuant to an agency agreement dated September 13, 2016 between the Company, and Bloom Burton & Co. Limited and Echelon Wealth Partners Inc. (the "Agents"). The Company sold 17,083,333 Units under the Offering at a price of CDN $0.60 per Unit for gross proceeds of $7,749,000 ($6,951,987 net of closing costs including cash commission of $528,668 paid in accordance with the terms of the agency agreement). Each Unit comprised of one Common Share of Titan and one warrant. Each whole warrant entitles its holder to purchase one additional Common Share of Titan for CDN $0.75 and will expire September 20, 2021. The warrants were valued at $1,162,350 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $6,586,650 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 1,165,494 Units. Each broker warrant entitles the holder thereof to acquire one Unit of the Company at the price of CDN $0.60 for a period of 24 months following the closing date. Each Unit consists one Common Share of the Company and one Common Share purchase warrant. Each purchase warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $0.75 which expire September 20, 2021.

On October 27, 2016 the over-allotment option to the Company’s September 20, 2016 offering of 17,083,333 Units at a price of CDN $0.60 was partially exercised and the Company sold an additional 2,030,000 Units at the Offering Price of CDN $0.60 for additional gross proceed of $909,846 ($845,181 net of closing costs including cash commission of $63,689 paid in accordance with the terms of the agency agreement). Each Unit comprised of one Common Share of Titan and one warrant. Each whole warrant entitles its holder to purchase one additional Common Share of Titan for CDN $0.75 and will expire September 20, 2021. The warrants were valued at $121,313 based on the market value at the time and the balance of $788,533 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 142,100 Units. Each broker warrant entitles the holder thereof to acquire one Common Share of the Company at the price of CDN $0.60 for a period of 24 months following the closing date.

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2017 and 2016
(In U.S. Dollars)

5.	SHARE CAPITAL (continued)

On March 31, 2016 Titan completed an offering of securities pursuant to an agency agreement dated March 24, 2016 between the Company and Bloom Burton & Co. Limited (the “Agent”). The Company sold 15,054,940 Units under the Offering price of CDN $1.00 per Unit for gross proceeds of approximately $11,607,359 ($10,571,919 net of closing costs including cash commission of $796,324 paid in accordance with the terms of the agency agreement). Each Unit comprised of one Common Share of Titan and one warrant. Each whole warrant entitles its holder to purchase one additional Common Share of Titan for CDN $1.20 and will expire March 31, 2021. The warrants were valued at $1,741,104 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $9,866,255 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 1,032,845 Units. Each broker warrant entitles the holder thereof to acquire one Unit of the Company at the price of CDN $1.00 for a period of 24 months following the closing date. Each Unit consists of one Common Share of the Company and one Common Share purchase warrant. Each purchase warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $1.20 which expire March 31, 2021.

On April 14, 2016 the over-allotment option to the Company’s March 31, 2016 offering of 15,054,940 Units at a price of CDN $1.00 per Unit was exercised in full and the Company sold an additional 2,258,241 Units at the Offering Price of CDN $1.00 for additional gross proceeds of $1,759,396 ($1,633,407 net of closing costs including commission of $123,158 paid in accordance with the terms of the agency agreement). Each Unit comprised of one Common Share of Titan and one warrant. Each whole warrant entitles its holder to purchase one additional Common Share of Titan for CDN $1.20 and will expire March 31, 2021. The warrants were valued at $290,300 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $1,469,095 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 158,076 Units. Each broker warrant entitles the holder thereof to acquire one Unit of the Company at the price of CDN $1.00 for a period of 24 months following the closing date. Each Unit consists one Common Share of the Company and one Common Share purchase warrant. Each purchase warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $1.20 which expire April 14, 2021.

On February 12, 2016 Titan completed an offering of securities made pursuant to an agency agreement dated February 9, 2016 between the Company and Bloom Burton & Co. Limited (the "Agent"). The Company sold 11,670,818 Units under the Offering at a price of CDN $0.90 per Unit for gross proceeds of approximately $7,592,101 ($6,844,046 net of closing costs including cash commission of $516,622 paid in accordance with the terms of the agency agreement). Each Unit consists of one Common Share of the Company and one Common Share purchase warrant. Each whole warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $1.00 which expire February 12, 2021. The warrants were valued at $1,518,420 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $6,073,681 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 916,443 Units. Each broker warrant entitles the holder thereof to acquire one Unit of the Company at the price of CDN $0.90 for a period of 24 months following the closing date. Each Unit consists of one Common Share of the Company and one Common Share purchase warrant. Each purchase warrant entitles the holder to acquire one Common Share of the Company at an exercise price of CDN $1.00 for a period of 60 months from the date of closing.

On February 23, 2016 the over-allotment option in connection with the February 12, 2016 completed public offering of 11,670,818 Units had been exercised in full. The company sold an additional 1,746,789 Units at the offering price of CDN $0.90 per Unit for gross proceeds to Titan of approximately $1,139,937 ($1,029,605 net of closing costs including cash commission of $79,796 paid in accordance with the terms of the agency agreement).

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2017 and 2016
(In U.S. Dollars)

5.	SHARE CAPITAL (continued)

Each Unit consists of one common share of the Company and one Common Share purchase warrant. Each whole warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $1.00 which expire February 12, 2021. The warrants were valued at $215,321 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $924,616 was allocated to common shares.

On November 23, 2015 Titan closed a private placement of 4,290,280 common shares of Titan at a subscription price of CDN $1.23 per common share for gross proceeds of $4,000,000 with Longtai Medical Inc. Under the Agreement Titan granted to Longtai exclusive rights to negotiate for an exclusive marketing, sales and distribution agreement for Titan’s SPORT Surgical System in the Asia Pacific region for a period of 183 days. Longtai paid to Titan $2,000,000 as a deposit toward the Distributorship Agreement. On August 24, 2016 the parties agreed to modify their previous three month extension to monthly progress reviews. Longtai will concurrently with the signing of the Distributorship Agreement, subscribe for and purchase an additional $4,000,000 worth of Common Shares at a share issue price equal to the 5-day VWAP (less a 12.5% discount).

On April 28, 2017 the Company announced that it had terminated negotiations with Longtai Medical Inc. for the marketing, sales and Distribution Agreement and the Company will repay the $2,000,000 deposit to Longtai Medical Inc.

On August 24, 2017 Titan completed a subscription agreement with Longtai for the equity conversion of Longtai’s $2.0 million deposit. Under the terms of the subscription agreement dated July 31, 2017, Titan issued to Longtai 16,892,000 Units at an assigned issue price of CDN $0.15 per Unit. Each Unit consists of one common share and one common share purchase warrant, with each warrant exercisable for one Common Share at an exercise price of CDN $0.20 per warrant and will expire August 24, 2022. The warrants were valued at $822,372 based on the value determined by the Black-Scholes model. The common shares were valued at $1,887,411 based on the market value on August 24, 2017 of CDN $0.14. The warrant and the common share were valued at fair value in accordance with International Financial Reporting Interpretations Committee Interpretation #19-Extinguishing Financial Liabilities (“IFRIC 19”). A loss of $709,782 was incurred on extinguishment which is included in the Gain (Loss) on change in value of warrant liability in the statement of net and comprehensive loss.

b)	Warrants, Stock Options and Compensation Options

Subject to shareholder approval, Titan has reserved and set aside up to 10% of the issued and outstanding shares of Titan for granting of options to employees, officers, consultants and advisors. At December 31, 2017, 20,311,899 common shares (December 31, 2016: 9,448,895) were available for issue in accordance with the Company’s stock option plan. The terms of these options are determined by the Board of Directors. A summary of the status of the Company’s outstanding stock options as of December 31, 2017 and December 31, 2016 and changes during the periods ended on those dates is presented in the following table:

	Year Ended		Year Ended
	December 31, 2017		December 31, 2016

	Number of	Weighted-average	Number of	Weighted-average
	stock options	exercise price	stock options	exercise price
		(CDN)		(CDN)

Balance, beginning	7,202,250	$1.10	2,897,763	$1.20
Granted	11,844,909	$0.52	4,660,117	$1.01
Exercised	-	$0.00	(9,000)	$0.56
Expired/forfeited	(1,298,890)	$1.16	(346,630)	$1.56
Balance, ending	17,748,269	$0.71	7,202,250	$1.10

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2017 and 2016
(In U.S. Dollars)

5.	SHARE CAPITAL (continued)

The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at December 31, 2017 are as follows:

Options Outstanding

		Weighted-average
Exercise	Number	remaining	Options
Price (CDN)	Outstanding	contractual life (years)	Exercisable

$0.15	568,059	6.04	468,059
$0.16	91,206	2.71	91,206
$0.32	33,150	2.95	33,150
$0.39	200,000	2.93	100,000
$0.40	58,429	2.93	58,429
$0.43	1,500,000	6.30	-
$0.48	568,493	6.86	-
$0.50	500,000	6.11	-
$0.56	663,368	0.59	663,368
$0.57	8,325,572	6.05	-
$0.83	49,591	0.22	49,591
$0.96	305,107	0.97	305,107
$1.00	3,171,558	3.65	1,716,183
$1.02	183,587	2.98	146,658
$1.08	564,292	3.08	564,292
$1.39	19,746	1.96	19,746
$1.51	16,796	2.61	16,796
$1.72	461,139	2.44	368,381
$1.76	106,096	1.18	106,096
$1.94	362,080	1.39	362,080

	17,748,269	3.20	5,069,142

The weighted average exercise price of options outstanding is CDN $0.71 and CDN $0.97 for options that are exercisable.

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2017 and 2016
(In U.S. Dollars)

5.	SHARE CAPITAL (continued)

Options are granted to Directors, Officers, Employees and Consultants at various times. Options are to be settled by physical delivery of shares.

Grant date/Person entitled	Number of Options	Vesting Conditions	Contractual life of Options

January 27, 2016, option grants to Consultants and Employees	644,292	immediately	5 years
August 24, 2016, options granted to Directors and Consultants	1,129,206	immediately	5 years
August 24, 2016, options granted to Employees	2,886,619	Vest as to 1/3 of the total number of Options granted, every year from Option Date	5 years
January 17, 2017, option grants to Employees	8,325,572	Vest as to ¼ of the total number of Options granted, every year from Option Date	7 years
February 7, 2017 option grants to Employees	500,000	Vest as to 1/4 of the total number of Options granted, every year from Option Date	7 years
April 17, 2017, option grants to Employees	1,500,000	Vest as to 1/4 of the total number of Options granted, every year from Option Date	7 years
September 7, 2017, options granted to Consultants	200,000	Half vest in 3 months and the remaining half in 6 months	3 years
September 7, 2017, options granted to	368,059	immediately	7 years
Directors September 15,2017, options granted to Consultants	91,206	immediately	3 years
October 6, 2017, options granted to Consultants	33,150	immediately	3 years
November 8, 2017 option grants to Employees	568,493	Vest as to 1/4 of the total number of Options granted, every year from Option Date	7 years
December 4, 2017, options granted to Consultants	58,429	immediately	3 years
December 4, 2017, options granted to Consultants	200,000	Half vest immediately and the remaining half in 12 months	3 years

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2017 and 2016
(In U.S. Dollars)

5.	SHARE CAPITAL (continued)

Inputs for Measurement of Grant Date Fair Values

The grant date fair value of all share-based payment plans was measured based on the Black-Scholes formula. Expected volatility was estimated by considering historic average share price volatility. The inputs used in the measurement of fair values at grant date of the share-based option plan are as follows:

	2017	2016

Fair Value at grant date (CDN)	$0.08 - $0.37	$0.28 - $0.52
Share price at grant date (CDN)	$0.15 - $0.59	$0.68 - $1.08
Exercise price (CDN)	$0.15 - $0.57	$1.00 - $1.08
Expected Volatility	82.4% – 90.1%	73.34% - 79.67%
Option Life	years	3-4 3 years
Expected dividends	nil	nil
Risk-free interest rate	0.89% –1.63%	0.44% - 0.57%
(based on government bonds)

The following is a summary of outstanding warrants included in Shareholder’s Equity as at December 31, 2017and December 31, 2016 and changes during the periods then ended.

	December 31, 2017		December 31, 2016

	Number of		Number of
	Warrants	Amount	Warrants	Amount

Opening Balance	5,651,434	$855,800	14,257,434	$4,044,192

Expired during the year
Exercise Price CDN $1.77
Expiry March 14, 2017	(390,729)	(113,883)

Expired during the year
Exercise Price CDN $1.75
Expiry December 22, 2016			(3,484,500)	(1,310,451)

Expired during the year
Exercise Price CDN $2.00
Expiry June 21, 2016			(5,121,500)	(1,877,941)

Ending Balance	5,260,705	$741,917	5,651,434	$855,800

Outstanding warrants have an exercise price of CDN $1.25 and expire March 13, 2018.

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2017 and 2016
(In U.S. Dollars)

6.	WARRANT LIABILTY

	December 31, 2017		December 31, 2016

	Number of		Number of
	Warrants	Amount	Warrants	Amount

Opening Balance	77,451,086	2,365,691	27,676,965	$2,137,751

Issue of warrants expiring, February 12, 2021	-	-	13,417,607	1,733,741
Issue of warrants expiring, March 31, 2021	-	-	17,313,181	2,031,404
Issue of warrants expiring, September 20, 2021	-	-	17,083,333	1,162,350
Issue of warrants expiring, October 27, 2017	-	-	2,030,000	121,313
Issue of warrants expiring, March 16, 2019	10,733,600	572,326	-	-
Issue of warrants expiring, March 16, 2021	10,733,600	725,484	-	-
Issue of warrants expiring, June 29, 2022	59,505,637	3,364,118	-	-
Issue of warrants expiring, August 24, 2022	16,892,000	822,372	-	-
Issue of warrants expiring, December 5, 2022	46,000,000	5,223,686	-	-
Warrants exercised during the year	(52,654,224)	(7,953,581)	(70,000)	(9,654)
Warrants expired during the year	(20,664,770)		-	-
Foreign exhange adjustment during the year		305,475	-	138,799
Fair value adjustment during the year		12,423,889		(4,950,013)

Ending Balance	147,996,929	$17,849,460	77,451,086	$2,365,691

In addition to the warrants listed above, at December 31, 2017, the Company has issued and outstanding, 8,179,512 broker unit warrants expiring between February 23, 2018 and December 5,2019.

7.	INCOME TAXES

a)	Current Income Taxes

A reconciliation of combined federal and provincial corporate income taxes at the Company’s effective tax rate of 26.5% (2016 – 26.5%) follows.

	December 31 2017	December 31, 2016

Net Loss before income taxes	$(33,586,984)	$(23,323,496)

Income taxes at statutory rates	$(8,900,551)	$(6,180,726)
Tax effect of expenses not deductible for income tax purposes:
Tax/FX rate changes and other adjustments	(27,053)	(39,497)
Permanent differences	3,975,072	(1,040,695)
Unrecognized share issue costs	(554,252)	(637,468)
Total tax assets	(5,506,784)	(7,898,386)

Tax assets not recognized	5,506,784	7,898,386

	$-	$-

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2017 and 2016
(In U.S. Dollars)

7.	INCOME TAXES(continued)

b)	Deferred Income Taxes

Deferred income tax assets and liabilities result primarily from differences in recognition of certain timing differences that give rise to the Company’s future tax assets (liabilities) and are as follows:

	December31, 2017	December 31, 2016

Non-capital losses	$37,012,271	$31,620,196
Qualifying research
and development expenditures	1,493,309	1,663,229
Share issue costs and other	1,562,116	1,277,488
Total tax assets	40,067,696	34,560,913

Tax assets not recognized	(40,067,696)	(34,560,913)
Net deferred tax assets	$-	$-

In assessing the realizability of deferred tax assets, management considers whether it is probable that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management, based on IFRS criteria, has determined, at this time, not to recognize its deferred tax assets.

c)	Losses carried forward

The Company has non-capital losses of approximately $139,668,948 available to reduce future income taxes. The non- capital losses expire approximately as follows:

2027	$786,557
2028	169,954
2029	186,708
2030	2,003,594
2031	12,735,836
2032	7,260,729
2033	8,856,497
2034	15,819,741
2035	43,934,918
2036	28,310,254
2037	19,604,159
$139,668,948

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2017 and 2016
(In U.S. Dollars)

7.	INCOME TAXES(continued)

The Company has accumulated Qualifying Research and Development expenses of $5,635,128 from prior years research and development. These expenditures may be carried forward indefinitely and used to reduce taxable income in future years.

As a result of a recent Canada Revenue Agency (CRA) audits completed in 2017 and 2016, regarding Titan’s 2012 and 2011 SR&ED claim, the 2012 loss of $6,517,436 has been adjusted to $7,260,729 and the 2011 loss of $9,423,694 has been adjusted to $12,735,836. The qualifying SR&ED expenditures has also been adjusted from $9,439,430 to $5,635,128. CRA concluded that the claimed work did not satisfy the SR&ED criteria. Titan is appealing this decision by CRA.

d)	Investment Tax Credits

At December 31, 2017, the Company has $1,167,560 (2016 - $1,354,364) of unclaimed investment tax credits available to reduce federal income taxes payable in future years. If not utilized, these investment tax credits will start expiring in 2028. The 2017 and 2016 amounts have been adjusted to reflect changes due to the CRA audit.

At December 31, 2017, the Company has $237,997 (2016 – $282,002) of unclaimed Ontario Research and Development Tax Credit (ORDTC) available to reduce Ontario income taxes payable in future years. If not utilized, these ORDTC will start expiring in 2029. The 2017 and 2016 amounts have been adjusted to reflect changes due to the CRA audit.

8.	COMMITMENTS

The Company has 4,477 square feet leased at a former location for CDN $4,673 per month through January 31, 2019. This space has been sublet for CDN $4,099 per month through the lease term.

For its corporate office located at 170 University Avenue, Toronto Ontario, effectiveSeptember 18, 2017 the Company extended its lease term for a period of 22 months, commencing February 1, 2018 at a monthly rent of CDN $9,969.

As a part of its program of research and development around the SPORT Surgical System, the Company has outsourced certain aspects of the design and development to a U.S. based technology and development company. At December 31,2017, $4,742,928 in purchase orders remains outstanding. The Company also has on deposit with this same U.S. supplier$2,172,943 to be applied against future invoices. Commitments from another U.S supplier of technical services totaling $291,600 also remains outstanding at December 31, 2017. In addition, we maintain a deposit of $365,491 with two other U.S based development companies.

The Company has entered into a developmental agreement with a supplier that will require payments to be made to them, in future years, based on the achievement, by the Company, of certain milestones which could total up to $450,000.

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2017 and 2016
(In U.S. Dollars)

9.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2017, transactions between the Company and directors, officers and other related parties were related to compensation matters in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Compensation to the Executive Officers amounted to $1,587,667 for the year ended December 31, 2017 compared to $967,363 for the same period in 2016.

During the year, an individual related to a former senior executive provided consulting services in support of marketing efforts for the European market. Compensation of $24,720 plus reimbursement of appropriate expenses was paid to the individual. This individual is no longer employed by the Company.

Officers and Directors of the Company control approximately 1.12% of the Company.

	December 31, 2017		December 31, 2016
	Number of Shares	%	Number of Shares	%
John Barker	711,432	0.19	250,632	0.15
Martin Bernholtz	3,071,500	0.81	1,571,500	0.94
John Hargrove	-	-	298,200	0.18
David McNally	50,000	0.01	-	-
Stephen Randall	357,307	0.09	102,800	0.06
Reiza Rayman	-	-	4,357,117	2.62
John Schellhorn	8,826	-	-	-
John Valvo	-	-	25,000	0.02
Bruce Wolff	60,299	0.02	17,552	0.01

Total	4,259,364	1.12	6,622,801	3.98

Common Shares Outstanding	380,601,684	100%	166,511,446	100%

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2017 and 2016
(In U.S. Dollars)

10.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and other liabilities and charges. The fair value of these financial instruments approximates their carrying values, unless otherwise noted, due to the short maturities of these instruments or the discount rate applied. Warrant liabilities are valued at fair value as described in note 2 (h).

The Company's risk exposures and their impact on the Company's financial instruments are summarized below:

(a)	Credit risk

The Company's credit risk is primarily attributable to cash and cash equivalents and amounts receivable. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents are held with reputable financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in amounts receivable consists of HST tax due from the Federal Government of Canada and interest receivable from money market funds. Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable is remote.

(b)	Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due and when appropriate will scale back its operations. As at December 31, 2017, the Company had cash and cash equivalents of $26,130,493 (December 31, 2016 -$4,339,911) to settle current liabilities of $2,218,352 (December 31, 2016 - $4,232,201) excluding warrant liabilities of $17,849,460 (December 31, 2016 – $2,365,691).

The Company currently does not generate any revenue or income (other than interest income on its cash balances) and accordingly, it is (and it will be for the foreseeable future) dependent primarily upon equity financing for any additional funding required for development and operating expenses.

The ability of the Company to arrange such financing in the future will depend in part upon prevailing capital market conditions and the business success of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to the Company. If additional financing is raised by the issuance of shares or convertible securities from treasury, control of the Company may change, and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise to continue its technology development program at its current pace.

The Company expects that approximately US $16.5 million, will be required by the end of 2018 to maintain its currently anticipated pace of product development. If additional funding is not available, the pace of the Company’s development plan may be reduced.

(c)	Market risk

Market risk is the risk o f loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

(i)	Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in one-day cashable high interest savings accounts. The Company periodically monitors the investments it makes and is satisfied with the credit risk of its bank.

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2017 and 2016
(In U.S. Dollars)

10.	FINANCIAL INSTRUMENTS (continued)

(ii)	Foreign currency risk

The Company's functional currency is the U.S. dollar. Expenditures transacted in foreign currency are converted to U.S. dollars at the rate in effect when the transaction is initially booked. The gain or loss on exchange, when the transaction is settled, is booked to the Statement of Net and Comprehensive Loss . Management acknowledges that there is a foreign exchange risk derived from currency conversion and believes this risk to be low as the Company now maintains a minimum balance of Canadian dollars.

(d)	Sensitivity analysis

Cash equivalents include cash balances and amounts on deposit in high interest savings account. Sensitivity to a plus or minus 1% change in interest rates could affect annual net loss by $257,762 (December 31,2016 - $42,115) based on the current level of cash invested in cash equivalents.

A strengthening of the U.S. dollar at December 31, 2017, as indicated below, against Canadian current assets and accounts payable and accrued liabilities including warrant liability of CDN $509,371 and $22,813,047 respectively (December 31, 2016 - $178,516 and $3,529,278) would result in increased equity and an increased profit for the period of $888,913 (December 31, 2016, increased equity and an increase profit of $124,782) as shown on the chart below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular, interest rates, remain constant. The analysis is performed on the same basis for December 31, 2016.

December 31, 2017	Profit or (Loss)

5% strengthening
CDN current assets	$(20,301)
CDN Accounts payable and accrued liabilities	$909 ,214
$888,913
December 31, 2016

5% strengthening
CDN current assets	$(6,648)
CDN Accounts payable and accrued liabilities	$131,430
$124,782

A weakening of the U.S. dollar against the Canadian dollar at December 31, 2017 and December 31, 2016 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.
22

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2017 and 2016
(In U.S. Dollars)

11.	SEGMENTED REPORTING

The Company operates in a single reportable operating segment – the research and development of SPORT, the next generation of surgical robotic platform.

12.	CAPITAL MANAGEMENT

The Company’s capital is composed of shareholders’ equity. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, to support the development of its SPORT Surgical Platform (SPORT). The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the SPORT. The Company has further progress to make in the development of the SPORT and anticipates that the cost of completion will exceed its current resources. Accordingly, the Company will be dependent on external financing to fund a portion of its future activities. To carry out the completion of the SPORT and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended December 31, 2017. The Company is not subject to externally imposed capital requirements.

13.	EVENTS AFTER THE REPORTING DATE

On January 8, 2018 the Company issued 75,000 common shares of Titan to a consultant of the Company pursuant to a consultant agreement dated September 7, 2017.

On January 19, 2018 the Company granted 8,218,452 incentive stock options to Officers, employees and consultants, pursuant to incentive stock option plan. The stock options vest the earlier of the date of commercialization or January 19, 2021 at a price of CDN $0.50.